Exhibit 99.1

NEW FSV

CARVE-OUT COMBINED FINANCIAL STATEMENTS

Year ended

December 31, 2014

MANAGEMENT’S REPORT

MANAGEMENT’S RESPONSIBILITY FOR CARVE-OUT COMBINED FINANCIAL STATEMENTS
The accompanying carve-out combined financial statements and management discussion and analysis (“MD&A”) of New FSV, a carve-out of FirstService Corporation (“FirstService”), are the responsibility of FirstService’s Management (“Management”) and have been approved by the Board of Directors of FirstService.

The carve-out combined financial statements have been prepared by Management in accordance with accounting principles generally accepted in the United States of America using the best estimates and judgments of Management, where appropriate.  The most significant of these accounting principles are set out in Note 2 to the carve-out combined financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission.

The Board of Directors of FirstService has an Audit Committee consisting of four independent directors.  The Audit Committee meets regularly to review with Management and the independent auditors any significant accounting, internal control, auditing and financial reporting matters.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has been appointed to audit the carve-out combined financial statements of New FSV which are included herein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate internal control over financial reporting for New FSV.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of its effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded eight entities acquired by New FSV during the last fiscal period from its assessment of internal control over financial reporting as at December 31, 2014.   The total assets and total revenues of the eight majority-owned entities represent 0.7% and 1.3%, respectively, of the related carve-out combined financial statement amounts as at and for the year ended December 31, 2014.

Management has assessed the effectiveness of New FSV’s internal control over financial reporting as at December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2014, New FSV’s internal control over financial reporting was effective.

The effectiveness of New FSV's internal control over financial reporting as at December 31, 2014, has been audited by PricewaterhouseCoopers LLP, New FSV’s independent registered public accounting firm as stated in their report which appears herein.

/s/ Jay S. Hennick Chief Executive Officer FirstService Corporation	/s/ John B. Friedrichsen Chief Financial Officer FirstService Corporation

March 16, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of FirstService Corporation

We have audited the accompanying carve-out combined balance sheets of New FSV (the “Company”) as of December 31, 2014 and 2013 and the related carve-out combined statements of earnings, carve-out combined statements of comprehensive earnings, carve-out combined statements of net investment and carve-out combined statements of cash flows for each of the years in the three-year period ended December 31, 2014. We also have audited the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these carve-out combined financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these carve-out combined financial statements and on the company’s internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the carve-out combined financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the carve-out combined financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall carve-out combined financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded eight entities from its assessment of internal control over financial reporting as of December 31, 2014 because these entities were acquired by the company in purchase business combinations during 2014. We have also excluded these entities acquired from our audit of internal control over financial reporting. Total assets and total revenues of these majority owned entities represent 0.7% and 1.3%, respectively, of the related carve-out combined financial statement amounts as of and for the year ended December 31, 2014.

In our opinion, the carve-out combined financial statements referred to above present fairly, in all material respects, the financial position of New FSV as of December 31 2014 and 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, New FSV maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario
March, 16, 2015

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF EARNINGS
(in thousands of US dollars)

Years ended December 31	2014	2013	2012

Revenues	$1,132,002	$1,038,087	$939,821

Cost of revenues (exclusive of depreciation and amortization shown below)	800,046	731,204	658,568
Selling, general and administrative expenses	258,678	229,829	203,758
Depreciation	17,730	15,710	13,691
Amortization of intangible assets	8,744	12,422	10,160
Accelerated amortization of intangible assets (note 6)	-	11,184	-
Acquisition related items	1,183	655	166
Operating earnings	45,621	37,083	53,478

Interest expense	6,932	12,826	10,236
Other expense (income), net	255	20	(245)
Earnings before income tax	38,434	24,237	43,487
Income tax expense (note 12)	12,242	5,785	12,722
Net earnings	26,192	18,452	30,765

Net earnings attributable to non-controlling interests (note 9)	3,105	1,253	4,746
Redemption increment attributable to non-controlling interests (note 9)	10,117	14,004	3,616
Net earnings attributable to New FSV	$12,970	$3,195	$22,403

The accompanying notes are an integral part of these carve-out combined financial statements.

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands of US dollars)

Years ended December 31	2014	2013	2012

Net earnings	$26,192	$18,452	$30,765

Foreign currency translation gain	24	2,174	(3,141)

Comprehensive earnings	26,216	20,626	27,624

Less: Comprehensive earnings attributable to non-controlling interests	13,222	15,257	8,362

Comprehensive earnings attributable to New FSV	$12,994	$5,369	$19,262

The accompanying notes are an integral part of these carve-out combined financial statements.

NEW FSV
CARVE-OUT COMBINED BALANCE SHEETS
(in thousands of US dollars)

As at December 31	2014	2013
Assets
Current assets
Cash and cash equivalents	$66,790	$86,366
Restricted cash	3,657	2,881
Accounts receivable, net of allowance of $9,581 (December 31, 2013 - $9,011)	115,143	117,819
Income tax recoverable	16,262	11,750
Inventories (note 4)	9,489	9,503
Prepaid expenses and other current assets	20,715	16,373
Deferred income tax (note 12)	18,667	11,594
	250,723	256,286

Other receivables	4,581	5,314
Other assets	155	789
Fixed assets (note 5)	55,203	50,092
Deferred income tax (note 12)	4,572	9,745
Intangible assets (note 6)	82,877	76,577
Goodwill (note 7)	217,433	211,494
	364,821	354,011
	$615,544	$610,297

Liabilities and net investment
Current liabilities
Accounts payable	$24,687	$24,775
Accrued liabilities (note 4)	55,563	56,086
Income tax payable	5,650	7,307
Unearned revenues	16,079	15,338
Long-term debt - current (note 8)	17,725	26,716
Contingent acquisition consideration - current (notes 3 and 14)	4,586	122
Deferred income tax (note 12)	1,804	1,437
	126,094	131,781

Long-term debt - non-current (note 8)	221,632	198,709
Contingent acquisition consideration (notes 3 and 14)	1,509	1,314
Other liabilities	12,398	13,197
Deferred income tax (note 12)	14,236	15,229
	249,775	228,449
Redeemable non-controlling interests (note 9)	80,926	81,407

Net investment
FirstService's net investment (note 10)	157,498	167,433
Accumulated other comprehensive loss	1,251	1,227
Total net investment	158,749	168,660
	$615,544	$610,297

Commitments and contingencies (notes 10 and 15)

The accompanying notes are an integral part of these carve-out combined financial statements.

Approved by the Board of Directors of FirstService Corporation
/s/ Bernard I. Ghert Director	/s/ Jay S. Hennick Director

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF NET INVESTMENT
(in thousands of US dollars)

	FirstService's net investment	Accumulated other comprehensive earnings (loss)	Total net investment

Balance, December 31, 2011	$200,971	$2,194	$203,165

Net distributions to FirstService	(49,033)	-	(49,033)
Stock option expense	1,440	-	1,440
Net earnings attributable to New FSV	22,403	-	22,403
Other comprehensive loss	-	(3,141)	(3,141)
Balance, December 31, 2012	175,781	(947)	174,834

Net distributions to FirstService	(13,403)	-	(13,403)
Stock option expense	1,860	-	1,860
Net earnings attributable to New FSV	3,195	-	3,195
Other comprehensive earnings	-	2,174	2,174
Balance, December 31, 2013	167,433	1,227	168,660

Net distributions to FirstService	(24,624)	-	(24,624)
Stock option expense	1,719	-	1,719
Net earnings attributable to New FSV	12,970	-	12,970
Other comprehensive earnings	-	24	24
Balance, December 31, 2014	$157,498	$1,251	$158,749

The accompanying notes are an integral part of these carve-out combined financial statements.

NEW FSV
CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS
(in thousands of US dollars)

Years ended December 31	2014	2013	2012

Cash provided by (used in)

Operating activities
Net earnings	$26,192	$18,452	$30,765

Items not affecting cash:
Depreciation and amortization	26,474	39,316	23,851
Deferred income tax	(2,479)	(7,838)	(3,469)
Other	2,056	2,256	1,437

Changes in non-cash working capital:
Accounts receivable	3,231	(12,134)	(17,144)
Inventories	72	(1,124)	(828)
Prepaid expenses and other current assets	(3,327)	(5,243)	(2,162)
Accounts payable	(252)	3,969	4,530
Accrued liabilities	(1,743)	2,425	6,094
Income tax payable	(6,169)	(5,373)	8,256
Unearned revenues	741	(809)	705
Other liabilities	660	528	1,373
Contingent consideration	(279)	-	-
Net cash provided by operating activities	45,177	34,425	53,408

Investing activities
Acquisitions of businesses, net of cash acquired (note 3)	(16,686)	(6,423)	(5,164)
Purchases of fixed assets	(22,439)	(16,744)	(15,076)
Changes in restricted cash	(776)	(1,464)	888
Other investing activities	-	72	(818)
Net cash used in investing activities	(39,901)	(24,559)	(20,170)

Financing activities
Increase of long-term debt, net	13,492	9,055	40,667
Net distributions to FirstService	(21,272)	(8,495)	(53,187)
Distributions to redeemable non-controlling interests	(4,008)	(3,037)	(2,949)
Purchases of redeemable non-controlling interests	(11,206)	(4,978)	(4,807)
Sale of interests in subsidiaries to non-controlling interests	142	365	25
Contingent acquisition consideration paid	(1,774)	(350)	(4,661)
Net cash used in financing activities	(24,626)	(7,440)	(24,912)

Effect of exchange rate changes on cash	(226)	(530)	171

(Decrease) increase in cash and cash equivalents	(19,576)	1,896	8,497

Cash and cash equivalents, beginning of year	86,366	84,470	75,973

Cash and cash equivalents, end of year	$66,790	$86,366	$84,470

The accompanying notes are an integral part of these carve-out combined financial statements.

NEW FSV
NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS
(in thousands of US dollars)

1.            Background and basis of presentation

On March 11, 2015, the Board of Directors of FirstService Corporation (“FirstService”) unanimously approved a proposal to split FirstService into two independent companies, being: (i) a Commercial Real Estate Services company operating principally as Colliers International; and (ii) a Residential Real Estate Services and Property Services company operating principally as FirstService Residential and several franchising companies operating under brands including California Closets, Paul Davis Restoration and CertaPro Painters.

The proposed corporate reorganization (the “Arrangement”) would be implemented through a court approved plan of arrangement and is subject to regulatory, court and shareholder approvals. The reorganization would result in two publicly traded entities with the Residential Real Estate Services and Property Services company to be named FirstService Corporation, and FirstService renamed as Colliers International Group Inc. FirstService’s shareholders would receive one New FSV Multiple Voting Share or Subordinate Voting Share for each FirstService Multiple Voting Share or Subordinate Voting Share held, respectively.

The carve-out business is comprised of the legal entities within the Residential Real Estate Services and Property Services operations (“New FSV”). The New FSV Carve-out Combined Financial Statements, prepared in connection with the Arrangement, present the historical carve-out combined financial position, results of operations, changes in net investment and cash flows of New FSV. The New FSV Carve-out Combined Financial Statements have been derived from the accounting records of FirstService on a carve-out basis and should be read in conjunction with FirstService’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2014. The New FSV Carve-out Combined Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect the results of operations, financial position, or cash flows of New FSV as a separate entity or future results in respect of FirstService Corporation as it is expected to exist on completion of the Arrangement.

FirstService’s investment in New FSV, presented as Total Net Investment in the New FSV Carve-out Combined Financial Statements, includes the accumulated net earnings, accumulated other comprehensive earnings, and accumulated net contributions or distributions to FirstService. New FSV’s results are comprised of the historical operations, assets, liabilities and cash flows of the Residential Real Estate Services and Property Services operations, which include a portion of the corporate function of FirstService.  Assets and liabilities are reflected at FirstService’s historical carrying amounts.

The operating results of New FSV have been specifically identified based on FirstService’s existing operating segments. Certain other expenses presented in the Carve-out Combined Statements of Earnings represent allocations and estimates of the cost of services historically performed by FirstService. These allocations and estimates were based on methodologies that Management believes to be reasonable and include administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of New FSV have been identified based on the historical divisional structure, with the most significant exceptions being income taxes and long-term debt (see note 8).

Salaries, benefits and incentive compensation have been reflected in these carve-out combined financial statements based on employee services that are specifically identifiable with New FSV, as well as Management’s best estimate to allocate shared employee costs.  These costs are reflected in the Corporate segment (see note 17).  Net interest expense has been allocated using the long-term debt balance allocated to New FSV.

Income taxes have been recorded as if New FSV and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction, consistent with the carve-out allocations described above.

Goodwill has been allocated to New FSV based on FirstService’s historical goodwill allocation by operating segment.

Two discontinued operations, Field Asset Services (sold September 30, 2013) and the REO Rental operation (sold April 18, 2014), were previously reported in FirstService’s Consolidated Financial Statements in the Property Services and Residential Real Estate Services segments, respectively. These operations have not been included in the New FSV Carve-out Combined Financial Statements, as FirstService will retain obligations for indemnification liabilities.

Management believes the assumptions underlying the New FSV Carve-out Combined Financial Statements are reasonable. However, the New FSV Carve-out Combined Financial Statements may not reflect New FSV’s results of operations, financial position, and cash flows in the future or what New FSV’s operations, financial position and cash flows would have been if New FSV had been operating as a stand-alone company. FirstService’s direct investment in New FSV is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in New FSV does not exist at December 31, 2014 or December 31, 2013.

2.            Summary of significant accounting policies

The preparation of carve-out combined financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to the determination of fair values of assets acquired and liabilities assumed in business combinations, recoverability of goodwill and intangible assets, estimated fair value of contingent consideration related to acquisitions, quantification of uncertain tax positions, the collectability of accounts receivable, and allocations related to debt. Actual results could be materially different from these estimates.

Significant accounting policies are summarized as follows:

Basis of combination
The New FSV Carve-out Combined Financial Statements include the New FSV carve-out operations, including its majority-owned subsidiaries. All significant intercompany accounts and transactions within the New FSV operations are eliminated upon combination or consolidation.

Cash and cash equivalents
Cash equivalents consist of short-term interest bearing securities, which are readily convertible into cash and have original maturities at the date of purchase of three months or less.

Restricted cash
Restricted cash consists of cash over which the New FSV has legal ownership but is restricted as to its availability or intended use, including funds held on behalf of clients and franchisees.

Inventories
Inventories are carried at the lower of cost and market. Cost is determined using the weighted average method. Work-in-progress inventory relates to landscaping, swimming pool rehabilitation and painting projects in process and is accounted for using the percentage of completion method.

Fixed assets
Fixed assets are carried at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset group may not be recoverable. An impairment loss is recorded to the extent the carrying amount exceeds the estimated fair value of an asset group. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the lease to a maximum of 10 years

Fair value
New FSV uses the fair value measurements framework for financial assets and liabilities and for non-financial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  The framework defines fair value, gives guidance for measurement and disclosure, and establishes a three-level hierarchy for observable and unobservable inputs used to measure fair value. An asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The three levels are as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - Observable market based inputs other than quoted prices in active markets for identical assets or liabilities
Level 3 - Unobservable inputs for which there is little or no market data, which requires New FSV to develop its own assumptions

Goodwill and intangible assets
Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed in a business combination and is not subject to amortization.

Intangible assets are recorded at fair value on the date they are acquired and are amortized over their estimated useful lives as follows:

Customer lists and relationships	straight-line over 4 to 20 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year
Trademarks and trade names	straight-line over 5 to 35 years
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years

New FSV reviews the carrying value of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset group over the fair value calculated using discounted expected future cash flows.

Goodwill is tested for impairment annually, on August 1, or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value.

Impairment of goodwill is tested at the reporting unit level. New FSV has three reporting units determined with reference to business segment, customer type, service delivery model and geography.  Impairment is tested by first assessing qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Where it is determined to be more likely than not that its fair value is greater than its carrying amount, then no further testing is required.  Where the qualitative analysis is not sufficient to support that the fair value exceeds the carrying amount, a two-step goodwill impairment test is performed. In the first step, the reporting unit’s carrying amount, including goodwill, is compared to the estimated fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. The fair value measurement is classified within Level 3 of the fair value hierarchy. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any. Certain assumptions are used to determine the fair value of the reporting units, the most sensitive of which are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Redeemable non-controlling interests
Redeemable non-controlling interests (“RNCI”) are recorded at the greater of: (i) the redemption amount or; (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the carve-out combined balance sheet, outside of FirstService’s Net investment. Changes in the RNCI amount are recognized immediately as they occur.

Revenue recognition and unearned revenues
 (a) Franchisor operations
New FSV operates several franchise systems within its Property Services segment. Initial franchise fees are recognized when all material services or conditions related to the sale of the franchise have been performed or satisfied. Royalty revenues are recognized based on a contracted percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

(b) Service operations other than franchisor operations
Revenues are recognized at the time the service is rendered. Certain services are recognized on the percentage of completion method, in the ratio of actual costs to total estimated contract costs. In cases where anticipated costs to complete a project exceed the revenue to be recognized, a provision for the additional estimated losses is recorded in the period when the loss becomes apparent. Amounts received from customers in advance of services being provided are recorded as unearned revenues when received.

Stock-based compensation
FirstService’s stock option plan is an equity-classified award for which compensation cost is measured at the grant date based on the estimated fair value of the award. The related stock option compensation expense is allocated using the graded attribution method.

For presentation of these carve-out combined financial statements, a portion of the stock-based compensation arising from FirstService’s stock option plan has been allocated to New FSV.

Notional value appreciation plans
Under these plans, subsidiary employees are compensated if the notional value of the subsidiary increases.  Awards under these plans generally have a term of ten years and a vesting period of five years. The increase in notional value is calculated with reference to growth in earnings relative to a fixed threshold amount plus or minus changes in indebtedness relative to a fixed opening amount. If an award is subject to a vesting condition, then graded attribution is applied to the intrinsic value. The related compensation expense is recorded in selling, general and administrative expenses and the liability is recorded in accrued liabilities.

Foreign currency translation
Assets, liabilities and operations of Canadian subsidiaries are recorded based on the functional currency of each entity. For Canadian operations, the functional currency is the Canadian dollar, in which case the assets, liabilities and operations are translated at current exchange rates to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive earnings. Realized and unrealized foreign currency gains or losses related to any Canadian dollar denominated monetary assets and liabilities are included in net earnings.

Income tax
Income tax has been provided using the asset and liability method whereby deferred income tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the combined financial statements or income tax returns. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse, be recovered or settled. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded unless it is more likely than not that realization of a deferred income tax asset will occur based on available evidence.

New FSV recognizes uncertainty in tax positions taken or expected to be taken in a tax return by recording a liability for unrecognized tax benefits on its carve-out combined balance sheet. Uncertainties are quantified by applying a prescribed recognition threshold and measurement attribute.

New FSV classifies interest and penalties associated with income tax positions in income tax expense.

Business combinations
All business combinations are accounted for using the purchase method of accounting.  Transaction costs are expensed as incurred.

The fair value of the contingent consideration is classified as a financial liability and is recorded on the carve-out combined balance sheet at the acquisition date and is remeasured at fair value at the end of each period until the end of the contingency period, with fair value adjustments recognized in earnings.  However, if the contingent consideration includes an element of compensation to the vendors (i.e. it is tied to continuing employment or it is not linked to the business valuation), then the portion of contingent consideration related to such element is treated as compensation expense over the expected employment period.

3.            Acquisitions

2014 acquisitions:
New FSV acquired controlling interests in eight businesses, five in the RRE segment and three in the Property Services segment.  In the RRE segment, New FSV acquired regional firms operating in Minnesota, Texas, California, and Arizona.  In the Property Services segment, New FSV acquired a national franchisor providing restorations services in Canada, as well as two California Closets franchises in Florida and Chicago which will be operated as Company-owned locations.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$644
Long-term assets	1,452
Current liabilities	(1,100)
Long-term liabilities	(216)
Redeemable non-controlling interest	(1,676)
$(896)

Note consideration	$(440)
Cash consideration, net of cash acquired of $797	(16,686)
Acquisition date fair value of contingent consideration	(4,499)
Total purchase consideration	$(21,625)

Acquired intangible assets	$14,377
Goodwill	$8,144

2013 acquisitions:
New FSV completed three acquisitions in the RRE segment, acquiring firms operating in Missouri, Florida and Alberta to expand its geographic presence in these markets.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$271
Long-term assets	142
Current liabilities	(704)
Long-term liabilities	-
$(291)

Note consideration	$(560)
Cash consideration, net of cash acquired of $485	(6,423)
Acquisition date fair value of contingent consideration	(1,446)
Total purchase consideration	$(8,429)

Acquired intangible assets	$5,427
Goodwill	$3,293

2012 acquisitions:
New FSV completed three acquisitions, two in the RRE segment and one in the Property Services segment.  In the RRE segment, the acquired firms operate in California and Arizona and expand service offerings in existing markets.  In Property Services, the acquired firm operates in Florida and expands the geographic presence in an existing market.

Details of these acquisitions are as follows:

Aggregate Acquisitions

Current assets	$97
Long-term assets	183
Current liabilities	(162)
Long-term liabilities	-
$118

Note consideration	$(247)
Cash consideration, net of cash acquired of $31	(5,164)
Acquisition date fair value of contingent consideration	(1,944)
Total purchase consideration	$(7,355)

Acquired intangible assets	$5,002
Goodwill	$2,235

Acquisition related transaction costs for the year ended December 31, 2014 totaled $1,183 (2013 - $655; 2012 - $166) and were recorded as expense under the caption “acquisition related items”.

The fair values of redeemable non-controlling interests were determined using an income approach with reference to a discounted free cash flow model using the same assumptions implied in determining the purchase consideration.

The purchase price allocations of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects.  For acquisitions completed during the year ended December 31, 2014, goodwill in the amount of $7,620 is deductible for income tax purposes (2013 - $508; 2012 - $2,302).

New FSV typically structures its business acquisitions to include contingent consideration.  Vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to two-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

The fair value of the contingent consideration liability recorded on the carve-out combined balance sheet as at December 31, 2014 was $6,095 (see note 14). The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $6,036 to a maximum of $6,707. These contingencies will expire during the period extending to May 2016. During the year ended December 31, 2014, $2,054 was paid with reference to such contingent consideration (2013 - $350; 2012 - $4,661).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying carve-out combined statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The consideration for the acquisitions during the year ended December 31, 2014 was financed from borrowings on FirstService’s revolving credit facility and cash on hand.

The amounts of revenues and earnings contributed from the date of acquisition and included in the combined results of New FSV for the year ended December 31, 2014, and the supplemental pro forma revenues and earnings of the combined entity had the acquisition date been January 1, 2012, are as follows:

	Revenues	Net earnings

Actual from acquired entities for 2014	$14,543	$1,657
Supplemental pro forma for 2014 (unaudited)	1,148,320	27,140
Supplemental pro forma for 2013 (unaudited)	1,080,462	21,006
Supplemental pro forma for 2012 (unaudited)	990,358	33,978

Supplemental pro forma results were adjusted for non-recurring items.

4.             Components of working capital accounts

	December 31, 2014	December 31, 2013

Inventories
Work-in-progress	$1,065	$2,447
Finished goods	4,189	2,973
Supplies and other	4,236	4,083

	$9,489	$9,503

Accrued liabilities
Accrued payroll and benefits	$34,662	$39,934
Value appreciation plans	5,082	3,334
Customer advances	376	93
Other	15,443	12,725

	$55,563	$56,086

5.             Fixed assets

December 31, 2014	Cost	Accumulated depreciation	Net

Land	$2,524	$-	$2,524
Buildings	10,126	3,724	6,402
Vehicles	32,253	23,564	8,689
Furniture and equipment	39,373	27,322	12,051
Computer equipment and software	62,451	44,605	17,846
Leasehold improvements	17,029	9,339	7,690
	$163,757	$108,554	$55,203

December 31, 2013	Cost	Accumulated depreciation	Net

Land	$2,527	$-	$2,527
Buildings	10,137	3,377	6,760
Vehicles	29,380	22,297	7,083
Furniture and equipment	34,279	25,409	8,870
Computer equipment and software	56,559	39,631	16,928
Leasehold improvements	16,618	8,694	7,924
	$149,500	$99,408	$50,092

Included in fixed assets are vehicles, office and computer equipment under capital lease at a cost of $3,941 (2013 - $4,844) and a net book value of $2,651 (2013 - $2,512).

6.             Intangible assets

December 31, 2014	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$77,934	$30,684	$47,250
Franchise rights	36,785	13,706	23,078
Trademarks and trade names	22,847	10,588	12,259
Management contracts and other	12,613	12,324	290
	$150,179	$67,302	$82,877

December 31, 2013	Gross carrying amount	Accumulated amortization	Net

Customer lists and relationships	$73,315	$28,374	$44,941
Franchise rights	30,285	13,028	17,257
Trademarks and trade names	29,621	16,831	12,790
Management contracts and other	14,305	12,716	1,589
	$147,526	$70,949	$76,577

During the year ended December 31, 2014, New FSV acquired the following intangible assets:

	Amount	Estimated weighted average amortization period (years)

Customer lists and relationships	$7,070	19.5
Franchise rights	7,800	17.6
Trademarks and trade names	879	6.2
Other	626	5.6

	$16,375	17.3

The following is the estimated annual amortization expense for recorded intangible assets for each of the next five years ending December 31:

2015	$9,857
2016	8,375
2017	8,060
2018	8,069
2019	7,938

During the year ended December 31, 2013, the New FSV recorded $11,184 of accelerated amortization of trademarks and trade names in the RRE segment as a result of re-branding.

7.             Goodwill

	Residential Real Estate Services	Property Services	Consolidated

Balance, December 31, 2012	$161,280	$48,891	$210,171
Goodwill acquired during the year	3,295	-	3,295
Other items	(219)	-	(219)
Foreign exchange	(1,453)	(300)	(1,753)
Balance, December 31, 2013	162,903	48,591	211,494
Goodwill acquired during the year	4,288	3,856	8,144
Other items	(406)	-	(406)
Foreign exchange	(1,395)	(404)	(1,799)
Balance, December 31, 2014	$165,390	$52,043	$217,433

8.            Long-term debt

New FSV’s current and long-term debt represents an allocation of its proportionate share of FirstService’s consolidated current and long-term debt as at December 31, 2014 and 2013, respectively. FirstService retains the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the New FSV Carve-out Combined Financial Statements represent intercompany balances between FirstService and New FSV with the same terms and conditions as FirstService’s long-term debt as follows:

Revolving credit facility

FirstService has an amended and restated credit agreement with a syndicate of banks to provide a $500,000 committed revolving credit facility.  The revolving credit facility has a five-year term ending March 1, 2017 and bears interest at 1.25% to 3.0% over floating reference rates, depending on certain leverage ratios.  The weighted average interest rate for 2014 was 1.6% (2013 - 2.0%).  The revolving credit facility had $155,583 of available un-drawn credit as at December 31, 2014 ($166,349 was un-drawn at December 31, 2013).  As of December 31, 2014, letters of credit in the amount of $7,856 were outstanding ($7,770 as at December 31, 2013).  The revolving credit facility requires a commitment fee of 0.25% to 0.6% of the unused portion, depending on certain leverage ratios.

Senior secured notes

On January 16, 2013, FirstService completed a private placement for $150,000 of senior secured notes with a fixed interest rate of 3.84% (the “3.84% Notes”).  The 3.84% Notes were placed directly with two US based institutional investors.  The 3.84% Notes have a 12-year term extending to January 16, 2025 with five equal annual principal repayments beginning on January 16, 2021.

FirstService had outstanding $12,500 of 6.40% fixed rate senior secured notes (the “6.40% Notes”) as at December 31, 2014 (2013 - $25,000).  The 6.40% Notes have a final maturity of September 30, 2015 with four equal annual principal repayments, which began on September 30, 2012.  FirstService also had outstanding $20,000 of 5.44% fixed rate senior secured notes (the “5.44% Notes”) as at December 31, 2014 (2013 - $40,000).  The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments of $20,000, which began on April 1, 2011.

FirstService has indemnified the holders of the 3.84% Notes, the 6.40% Notes and the 5.44% Notes (collectively, the “Notes”) from all withholding tax that is or may become applicable to any payments made by FirstService on the Notes.  FirstService believes this exposure is not material as at December 31, 2014.

The revolving credit facility and the Notes rank equally in terms of seniority.  FirstService has granted these lenders collateral including the following: an interest in all of the assets of FirstService including FirstService’s shares of its subsidiaries; an assignment of material contracts; and an assignment of FirstService’s “call” rights with respect to shares of the subsidiaries held by non-controlling interests.

The covenants of the revolving credit facility and the Notes agreements require the FirstService to maintain certain ratios including leverage, interest coverage and net worth.  FirstService is prohibited from undertaking certain mergers, acquisitions and dispositions without prior approval.

Allocation of debt to carve-out

FirstService monitors its capital structure and short-term financing requirements using non-GAAP financial metrics including net debt to adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), pro forma for earnings of recent acquisitions. This metric is used to monitor FirstService’s overall debt position and to measure its financial strength. Net debt is defined as the current and non-current portions of long-term debt less cash and cash equivalents.

For the purpose of preparing the New FSV Carve-out Combined Financial Statements, it was determined that New FSV should maintain a net debt to adjusted EBITDA (pro forma for earnings of recent acquisitions) leverage ratio of 2.0 to 2.5, which is higher than the ratio targeted by FirstService of 1.5 to 2.5.  New FSV has a more stable revenue base and lower seasonality than FirstService, which allows for slightly greater leverage. As at December 31, 2014, New FSV has been allocated current and long-term debt of $239,357 (2013 - $225,425) representing approximately 48.7% (2013 – 59.7%) of FirstService’s consolidated long-term debt.

Net interest expense has been calculated primarily using the debt balance allocated to New FSV. The weighted average interest rate was based on historical rates on the allocated debt and was 3.1% (2013 - 4.8%; 2012 - 4.9%).

If the Arrangement is approved, the allocated debt will be replaced with inter-company debt payable to FirstService. New FSV’s long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve New FSV’s new capital structure post-split.

9.            Redeemable non-controlling interests

The minority equity positions in the subsidiaries of New FSV are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of: (i) the redemption amount or; (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the combined balance sheet, outside of FirstService’s Net investment. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

	2014	2013

Balance, January 1	$81,407	$74,158
RNCI share of earnings	3,105	1,253
RNCI redemption increment	10,117	14,004
Distributions paid to RNCI	(4,008)	(3,037)
Purchases of interests from RNCI, net	(11,064)	(4,613)
RNCI recognized on business acquisitions	1,676	-
Other	(307)	(358)
Balance, December 31	$80,926	$81,407

New FSV has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow New FSV to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average adjusted EBITDA. The agreements also have redemption features, which allow the owners of the RNCI to “put” their equity at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in FirstService’s Subordinate Voting Shares. The redemption amount as at December 31, 2014 was $80,071 (2013 - $80,232). The redemption amount is lower than that recorded on the combined balance sheet as the formula price of certain RNCI is lower than the amount initially recorded at the inception of the minority equity position.

10.           Net investment

FirstService’s net investment in the operations of New FSV is presented as Total Net Investment in the New FSV Carve-out Combined Financial Statements. Total Net Investment is comprised of FirstService’s Net Investment and accumulated other comprehensive earnings (“AOCE”). FirstService’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions or contributions to or from FirstService. AOCE includes accumulated foreign currency translation adjustments.

Net financing transactions with FirstService as presented on the carve-out combined statements of cash flows represent the net distributions related to funding between New FSV and FirstService.

Pursuant to a management services agreement entered into in February 2004 (the “FirstService MSA”), among other things, FirstService agreed that it will make payments to a company, Jayset Capital Corp. (“Jayset”), owned by its Founder, Chief Executive Officer and significant shareholder (“CEO”) that are contingent upon the arm’s length sale of control of FirstService or upon a distribution of FirstService’s assets to shareholders. The payment amounts will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The agreement provides for Jayset to receive each of the following two payments. The first payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale; and (ii) the per share consideration received by holders of Subordinate and Multiple Voting Shares minus a base price of C$5.675. The second payment is an amount equal to 5% of the product of: (i) the total number of Subordinate and Multiple Voting Shares outstanding on a fully diluted basis at the time of the sale; and (ii) the per share consideration received by holders of Subordinate Voting Shares minus a base price of C$11.05. Under the existing FirstService MSA, and assuming an arm’s length sale of control or upon distribution of FirstService’s assets to shareholders occurred on December 31, 2014, the amount required to be paid to Jayset, based on a market price of C$59.28, would be $163,585.

The parties to the FirstService MSA will agree that the implementation of the Arrangement will not in and of itself require FirstService to make any of the foregoing payments. In furtherance of the implementation of the Arrangement and the transactions related thereto, the parties to the FirstService MSA will agree to amend and restate the FirstService MSA in the following manner: (a) FirstService will continue receive, on the terms and conditions set forth in the FirstService MSA as so amended and restated (which will then be referred to as the “Colliers MSA”), those various management and other services that are currently being provided under the FirstService MSA to FirstService in respect of the “Commercial Real Estate Services” division of FirstService; (b) as a continuation of the existing rights and obligations under the FirstService MSA, the Company, Jayset and the CEO will enter into new management services agreement (the “New FSV MSA”), pursuant to which FirstService will continue receive, on the terms and conditions set forth in such agreement, those various management and other services that are currently being provided under the FirstService MSA in respect of the “Residential Real Estate Services” and “Property Services” divisions of FirstService; and (c) the above-noted base prices in the FirstService MSA will be divided between the base prices under the similar arrangements in the Colliers MSA and the New FSV MSA, based on the ratio of the net fair market value of the “Residential Real Estate Services” and “Property Services” divisions of FirstService, on the one hand, and all property owned by FirstService, on the other hand, at the time of the Arrangement.

11.           Stock-based compensation

FirstService has a stock-based compensation plan for certain officers and key full-time employees, other than its CEO. For the purposes of preparing these carve-out combined financial statements, New FSV has been allocated a proportionate share of the stock-based compensation based on the revenue of New FSV relative to FirstService, which was determined to approximate the proportionate service of the employees.

FirstService options are granted at the market price for the underlying shares on the date of grant.  Each FirstService option vests over a four-year term, expires five years from the date granted and allows for the purchase of one FirstService Subordinate Voting Share.  All FirstService Subordinate Voting Shares issued are new shares. Grants under FirstService’s stock option plan are equity-classified awards.

New FSV incurred stock-based compensation expense related to these awards of $1,719 during the year ended December 31, 2014 (2013 - $1,860; 2012 - $1,440).

As at December 31, 2014, the range of FirstService option exercise prices was $19.15 to $49.54 per share.  Also as at December 31, 2014, the aggregate intrinsic value and weighted average remaining contractual life for in-the-money FirstService options vested and expected to vest were $12,393 and 2.5 years, respectively.

As at December 31, 2014, there was $1,566 of unrecognized compensation cost related to non-vested awards, which is expected to be recognized over the next 4 years.  During the year ended December 31, 2014, the fair value of FirstService options vested was $1,564 (2013 - $1,752; 2012 - $1,560).

The fair value of each FirstService option grant is estimated on the date of grant using the Black-Scholes option pricing model. The various inputs used to determine fair value are specific to FirstService and are not necessarily representative of what the inputs would be for New FSV if it had been a stand-alone entity.

12.           Income tax

Income tax differs from the amounts that would be obtained by applying the statutory rate to the respective year’s earnings before tax. Differences result from the following items:

	2014	2013	2012

Income tax expense using combined statutory rate of 26.5% (2013 - 26.5%, 2012 - 26.5%)	$10,185	$6,423	$11,524
Permanent differences	583	446	453
Tax effect of flow through entities	(184)	(555)	(2,394)
Losses not previously recognized	-	(358)	-
Impact of changes in foreign exchange rates	(176)	(471)	1,318
Adjustments to tax liabilities for prior periods	432	(573)	(1,140)
Effects of changes in enacted tax rates	(63)	265	-
Changes in liability for unrecognized tax benefits	(229)	222	(77)
Foreign, state and provincial tax rate differential	1,741	(406)	2,969
Tax on preferred shares	-	518	69
Other taxes	(47)	274	-
Provision for income taxes as reported	$12,242	$5,785	$12,722

Earnings before income tax by jurisdiction comprise the following:

	2014	2013	2012

Canada	$14,967	$5,407	$4,173
United States	23,467	18,830	39,314
Total	$38,434	$24,237	$43,487

Income tax expense (recovery) comprises the following:

	2014	2013	2012

Current
Canada	$6,360	$3,864	$1,855
United States	4,901	11,000	15,591
	11,261	14,864	17,446

Deferred
Canada	(372)	(3,530)	(63)
United States	1,353	(5,549)	(4,661)
	981	(9,079)	(4,724)

Total	$12,242	$5,785	$12,722

The significant components of deferred income tax are as follows:

	2014	2013

Deferred income tax assets
Loss carry-forwards	$2,674	$4,489
Expenses not currently deductible	11,839	8,405
Stock-based compensation	4,044	3,493
Basis differences of partnerships and other entities	1,251	1,878
Allowance for doubtful accounts	2,026	1,831
Inventory and other reserves	1,405	1,244
	23,239	21,340

Deferred income tax liabilities
Depreciation and amortization	14,236	15,240
Prepaid and other expenses deducted for tax purposes	1,804	1,427
	16,040	16,667

Net deferred income tax asset	$7,199	$4,673

New FSV has gross operating loss carry-forwards as follows:

	Loss carry-forward		Gross losses not recognized		Net
	2014	2013	2014	2013	2014	2013

Canada	$6,963	$13,654	$-	$-	$6,963	$13,654
United States	8,874	9,082	-	-	8,874	9,082

New FSV has gross capital loss carry-forwards as follows:

	Loss carry-forward		Gross losses not recognized		Net
	2014	2013	2014	2013	2014	2013

Canada	$-	$-	$-	$-	$-	$-
United States	-	-	-	-	-	-

The amounts above are available to reduce future federal and provincial income taxes in their respective jurisdictions.  Net operating loss carry-forward balances attributable to the United States and Canada expire over the next 14 to 20 years.  Capital losses attributable to Canada and the United States are carried forward indefinitely.

A reconciliation of the beginning and ending amounts of the liability for unrecognized tax benefits is as follows:

Balance, December 31, 2012	$502
Increases based on tax positions related to 2013	297
Reduction for lapses in applicable statutes of limitations	(103)

Balance, December 31, 2013	696
Reduction for lapses in applicable statutes of limitations	(202)

Balance, December 31, 2014	$494

Of the $494 (2013 - $696) in gross unrecognized tax benefits, $494 (2013 - $696) would affect the effective tax rate if recognized. For the year ended December 31, 2014, a recover of $27 in interest and penalties related to provisions for income tax was recorded in income tax expense (2013 - expense of $19; 2012 - recovery of $38). As at December 31, 2014, $84 (2013 - $111) had been accrued for potential income tax related interest and penalties.

Within the next 12 months, New FSV believes it is reasonably possible that $168 of unrecognized tax benefits associated with uncertain tax positions may be reduced due to lapses in statutes of limitations.

The tax jurisdictions of New FSV are the United States and Canada. The number of years with open tax audits varies depending on the tax jurisdictions. Generally, income tax returns filed with the Canada Revenue Agency and related provinces are open for three to four years and income tax returns filed with the U.S. Internal Revenue Service and related states are open for three to five years.

The Canada Revenue Agency commenced an examination of the Canadian income tax returns for the years 2010 and 2011 that was completed by the end of 2014.

New FSV does not currently expect any other material impact on earnings to result from the resolution of matters related to open taxation years, other than noted above. Actual settlements may differ from the amounts accrued. New FSV has, as part of its analysis, made its current estimates based on facts and circumstances known to date and cannot predict changes in facts and circumstances that may affect its current estimates.

13.           Other supplemental information

	2014	2013	2012

Franchisor operations
Revenues	$90,684	$80,450	$75,025
Operating earnings	22,071	19,435	16,801
Initial franchise fee revenues	5,042	5,817	5,950
Depreciation and amortization	3,252	6,641	3,477
Total assets	94,843	118,847	117,888

Cash payments made during the period
Income taxes	$21,432	$16,522	$10,336

Non-cash financing activities
Increases in capital lease obligations	$1,133	$1,150	$1,054

Other expenses
Rent expense	$19,408	$18,976	$19,230

14.           Financial instruments

Concentration of credit risk
New FSV is subject to credit risk with respect to its cash and cash equivalents, accounts receivable and other receivables.  Concentrations of credit risk with respect to cash and cash equivalents are limited by the use of multiple large and reputable banks.  Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the customer base and their dispersion across different service lines in two countries.

Interest rate risk
New FSV maintains an interest rate risk management strategy that uses interest rate hedging contracts from time to time. Specific goals are to: (i) manage interest rate sensitivity by modifying the characteristics of its debt; and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates affect the fair value of the hedging contracts as their value depends on the prevailing market interest rate. Hedging contracts are monitored on a monthly basis.

Fair values of financial instruments
The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as at December 31, 2014:

	Carrying value as at	Fair value measurements
	December 31, 2014	Level 1	Level 2	Level 3

Contingent consideration liability	$6,095	$-	$-	$6,095

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flows approach; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%). Changes in the fair value of the contingent consideration liability are comprised of the following:

Balance, December 31, 2013	$1,436
Amounts recognized on acquisitions	4,499
Fair value adjustments	349
Resolved and settled in cash	(80)
Other	(109)
Balance, December 31, 2014	$6,095

Less: current portion	$4,586
Non-current portion	$1,509

The carrying amounts for cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future operating cash outflows and discount rates (which range from 0.1% to 3.0%). The following are estimates of the fair values for other financial instruments:

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value

Other receivables	$4,581	$4,581	$5,314	$5,314

Other receivables include notes receivable from non-controlling shareholders and other non-current receivables.

15.           Commitments and contingencies

(a) Lease commitments
Minimum operating lease payments are as follows:

Year ended December 31
2015	$18,741
2016	16,555
2017	13,771
2018	10,962
2019	9,429
Thereafter	22,308

(b)  Contingencies
In the normal course of operations, FirstService is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened includes disputes with former employees and commercial liability claims related to services provided. New FSV believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on its financial condition or the results of operations.

16.           Related party transactions

The Plan of Arrangement states that New FSV and FirstService enter into a transition agreement that will take effect if the transaction is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Outstanding balances between New FSV and FirstService (other than long-term debt – see note 8) have been reflected in the Net Investment account in the New FSV Carve-out Combined Financial Statements.

During the year ended December 31, 2014, New FSV paid its Commercial Real Estate Services affiliates fees for advisory services totalling $441 (2013 - $782; 2012 - $633).

17.           Segmented information

Operating segments
New FSV has two reportable operating segments. The segments are grouped by management with reference to the nature of services provided and the types of clients who use those services.  Each segment’s performance is assessed based on operating earnings or operating earnings before depreciation and amortization. RRE provides property management and related property services to residential communities in North America.  Property Services provides franchised and company owned property services to customers in North America. Corporate includes the costs of operating the corporate head office which are not allocated to New FSV’s reportable segments.

The reportable segment information excludes intersegment transactions.

2014	Residential Real Estate Services	Property Services	Corporate	Consolidated

Revenues	$919,545	$212,457	$-	$1,132,002
Depreciation and amortization	19,644	6,734	96	26,474
Operating earnings (loss)	25,712	30,559	(10,650)	45,621
Other expense, net				(255)
Interest expense, net				(6,932)
Income taxes				(12,242)

Net earnings				$26,192

Total assets	$405,150	$253,225	$(42,831)	$615,544
Total additions to long-lived assets	23,208	16,423	-	39,631

2013	Residential Real Estate Services	Property Services	Corporate	Consolidated

Revenues	$844,952	$193,135	$-	$1,038,087
Depreciation and amortization	30,655	8,557	104	39,316
Operating earnings (loss)	23,110	23,201	(9,228)	37,083
Other income, net				(20)
Interest expense, net				(12,826)
Income taxes				(5,785)

Net earnings				$18,452

Total assets	$430,994	$226,649	$(47,346)	$610,297
Total additions to long-lived assets	22,386	291	-	22,677

2012	Residential Real Estate Services	Property Services	Corporate	Consolidated

Revenues	$768,994	$170,827	$-	$939,821
Depreciation and amortization	18,530	5,155	166	23,851
Operating earnings (loss)	39,416	21,798	(7,736)	53,478
Other expense, net				245
Interest expense, net				(10,236)
Income taxes				(12,722)

Net earnings				$30,765

Total assets	$422,808	$179,778	$(11,148)	$591,438
Total additions to long-lived assets	18,165	9,291	-	27,456

Geographic information
Revenues in each geographic region are reported by customer locations.

	2014	2013	2012

United States
Revenues	$1,040,356	$950,046	$862,869
Total long-lived assets	310,825	298,221	313,267

Canada
Revenues	$91,646	$88,041	$76,952
Total long-lived assets	44,688	39,942	41,784

18.           Impact of recently issued accounting standards

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This ASU changes the threshold for reporting discontinued operations and adds new disclosures. This ASU is effective for New FSV on January 1, 2015. New FSV expects that the adoption of this ASU will result in fewer disposals of businesses to be reported as discontinued operations.

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”) and is effective for New FSV on January 1, 2017. New FSV is currently assessing the impact of this ASU on its financial position and results of operations.